UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (issuer))

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Filing Persons (issuer))

8.50% Convertible Senior Notes due 2019

(Title of Class of Securities)

448407 AL0

(CUSIP Number of Class of Securities)

Mr. David P. Radloff

Hutchinson Technology Incorporated

40 West Highland Park Drive N.E.

Hutchinson, Minnesota 55350

(320) 587-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas E. Gaynor, Esq.

Nixon Peabody LLP

One Embarcadero Center, Suite 1800

San Francisco, CA 94111-3600

Telephone: (415) 984-8200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$37,535,416.67	$4,350.35

*	Estimated solely for purposes of calculating the filing fee. The repurchase price of the 8.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (i) $37,500,000, representing 100% of the principal amount of the Notes outstanding as of October 4, 2016, plus (ii) $35,416.67, representing accrued but unpaid interest on the Notes up to, but excluding, November 4, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by that certain Indenture, dated as of October 20, 2014 (the “Original Indenture”), by and between Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of October 20, 2014 (the “First Supplemental Indenture” and, together with the Original Indenture and the Second Supplemental Indenture (as defined below), the “Indenture”), by and between the Company and the Trustee, relating to the Company’s 8.50% Convertible Senior Notes due 2019 (the “Notes”), as further amended and supplemented by that certain Second Supplemental Indenture, dated as of October 5, 2016 (the “Second Supplemental Indenture”), by and between the Company and the Trustee, this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on November 4, 2016 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016 (as may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016, to Holders of 8.50% Convertible Senior Notes due 2019

(b)	None

(c)	None

(d)(1)	Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(2)	First Supplemental Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(3)	Second Supplemental Indenture, dated October 5, 2016, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 5, 2016)

(d)(4)	Form of 8.50% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(5)	Agreement and Plan of Merger, dated as of November 1, 2015, by and among Headway Technologies, Inc., Hydra Merger Sub, Inc., and Hutchinson Technology Incorporated (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on November 2, 2015)

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2016

HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ David P. Radloff
Name:	David P. Radloff
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated October 5, 2016, to Holders of 8.50% Convertible Senior Notes due 2019

(b)	None

(c)	None

(d)(1)	Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(2)	First Supplemental Indenture, dated October 20, 2014, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(3)	Second Supplemental Indenture, dated October 5, 2016, by and between Hutchinson Technology Incorporated and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 5, 2016)

(d)(4)	Form of 8.50% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on October 23, 2014)

(d)(5)	Agreement and Plan of Merger, dated as of November 1, 2015, by and among Headway Technologies, Inc., Hydra Merger Sub, Inc., and Hutchinson Technology Incorporated (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hutchinson Technology Incorporated with the Securities and Exchange Commission on November 2, 2015)

(g)	None

(h)	None